Filed by Liberty Global plc

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Liberty Global plc

Form S-4 File No.: 333-199552

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global plc (Liberty Global). In connection with the proposed issuance of Liberty Global’s LiLAC Ordinary Shares, Liberty Global has filed with the Securities Exchange Commission (SEC) a registration statement on Form S-4 and filed with the SEC and mailed to its shareholders a proxy statement/prospectus. SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Shareholders can obtain a free copy of the registration statement and proxy statement/prospectus, as well as other filings containing information about Liberty Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and proxy statement/prospectus and the filings with the SEC that are incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global plc, 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations.

Participants in a Solicitation

The directors and executive officers of Liberty Global and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the LiLAC Ordinary Shares. Information regarding the directors and executive officers of Liberty Global and other participants in the proxy solicitations and a description of their respective direct and indirect interests, by security holdings or otherwise, is contained in Liberty Global’s proxy statement filed with the SEC on April 30, 2014.

The following cover notes will be mailed to shareholders of Liberty Global plc together with the relevant proxy cards or voting instruction forms, as applicable, in connection with the general meeting and the class meetings to be held on February 24, 2015.

IMPORTANT INFORMATION ABOUT HOW TO VOTE YOUR SHARES

AT THE LIBERTY GLOBAL PLC GENERAL MEETING,

CLASS A MEETING, CLASS B MEETING, AND /OR CLASS C MEETING

Please find enclosed one or more proxy cards that you may use to vote your shares of Liberty Global plc Class A, Class B, and/or Class C ordinary shares with respect to the applicable meeting(s) of the Company’s shareholders scheduled for February 24, 2015, as described in the accompanying proxy statement/prospectus.

PLEASE NOTE THAT YOU MAY RECEIVE MORE THAN ONE PROXY CARD IN THIS PACKAGE—

PLEASE BE SURE TO EXERCISE YOUR VOTE USING EACH ONE!

It is important that you vote with respect to each type of share you may hold: Class A holders are entitled to vote at the General Meeting and the Class A Meeting; Class B holders are entitled to vote at the General Meeting and the Class B Meeting. Class C holders are only entitled to vote at the Class C Meeting.

HOLDERS OF LIBERTY GLOBAL CLASS C ORDINARY SHARES, WHICH ARE NON-VOTING FOR MOST MATTERS, SHOULD NOTE THAT THEY ARE ENTITLED TO VOTE AT THE CLASS C MEETING.

We urge you to submit your proxy promptly—

by the Internet or by signing and returning the enclosed proxy card(s).

If you have questions about how to vote your shares,

please call the Company’s proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders (within the U.S. and Canada), call toll-free: (877) 825-8906

Shareholders (outside the U.S. and Canada), call: (412) 232-2651

WE APPRECIATE YOUR PROMPT ATTENTION TO THIS MATTER.

IMPORTANT INFORMATION ABOUT HOW TO VOTE YOUR SHARES

AT THE LIBERTY GLOBAL PLC GENERAL MEETING,

CLASS A MEETING, CLASS B MEETING, AND /OR CLASS C MEETING

Please find enclosed one or more voting instruction forms that you may use to vote your shares of Liberty Global plc Class A, Class B, and/or Class C ordinary shares with respect to the applicable meeting(s) of the Company’s shareholders scheduled for February 24, 2015, as described in the accompanying proxy statement/prospectus.

PLEASE NOTE THAT YOU MAY RECEIVE MORE THAN ONE VOTING INSTRUCTION FORM IN THIS PACKAGE—PLEASE BE SURE TO EXERCISE YOUR VOTE USING EACH ONE!

It is important that you vote with respect to each type of share you may hold: Class A holders are entitled to vote at the General Meeting and the Class A Meeting; Class B holders are entitled to vote at the General Meeting and the Class B Meeting. Class C holders are only entitled to vote at the Class C Meeting.

HOLDERS OF LIBERTY GLOBAL CLASS C ORDINARY SHARES, WHICH ARE NON-VOTING FOR MOST MATTERS, SHOULD NOTE THAT THEY ARE ENTITLED TO VOTE AT THE CLASS C MEETING.

We urge you to submit your voting instructions promptly—

by telephone, by Internet, or by signing and returning the enclosed voting instruction form(s).

If you have questions about how to vote your shares, please call the Company’s proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders (within the U.S. and Canada), call toll-free: (877) 825-8906

Shareholders (outside the U.S. and Canada), call: (412) 232-2651

WE APPRECIATE YOUR PROMPT ATTENTION TO THIS MATTER.